Exhibit 99.11

CONSENT OF EXPERT

I, Enrique Munoz Gonzalez, of Metalica Consultores S.A., hereby consent to the inclusion and incorporation by reference in this Annual Report on Form 40-F of Yamana Gold Inc. for the year ended December 31, 2008 (the “Annual Report”) of references to and information derived from mineral reserve estimates for the C-1 Santa Luz project as at December 31, 2008 (the “Incorporated Information”).  I also consent to the reference to my name and to my involvement in the preparation of the Incorporated Information in this Annual Report.

In addition, I do hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (333-148048; 333-145300) of Yamana Gold Inc. of the Incorporated Information.

/s/ Enrique Munoz Gonzalez
Name:	Enrique Munoz Gonzalez, MAusIMM

Date:  March 31, 2009